FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 14, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 7 and 13 November 2024 (both inclusive).

The cash amount of the shares purchased to 13 November 2024 as a result of the execution of the Buy-back Programme amounts to 1,150,137,587 Euros, which represents approximately 75.4% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
07/11/2024	SAN	Purchase	XMAD	5,649,123	4.4906
07/11/2024	SAN	Purchase	CEUX	2,026,936	4.4948
07/11/2024	SAN	Purchase	TQEX	241,935	4.5009
07/11/2024	SAN	Purchase	AQEU	632,006	4.5083
08/11/2024	SAN	Purchase	XMAD	6,500,000	4.4378
08/11/2024	SAN	Purchase	CEUX	3,051,541	4.4255
08/11/2024	SAN	Purchase	TQEX	407,222	4.4216
08/11/2024	SAN	Purchase	AQEU	641,237	4.4386
11/11/2024	SAN	Purchase	XMAD	2,299,599	4.4897
11/11/2024	SAN	Purchase	CEUX	1,008,776	4.5117
11/11/2024	SAN	Purchase	TQEX	142,039	4.5170
11/11/2024	SAN	Purchase	AQEU	549,586	4.5087
12/11/2024	SAN	Purchase	XMAD	6,749,480	4.4689
12/11/2024	SAN	Purchase	CEUX	3,179,097	4.4718
12/11/2024	SAN	Purchase	TQEX	398,318	4.4542
12/11/2024	SAN	Purchase	AQEU	673,105	4.4776
13/11/2024	SAN	Purchase	XMAD	6,841,395	4.4052
13/11/2024	SAN	Purchase	CEUX	3,196,382	4.4028
13/11/2024	SAN	Purchase	TQEX	428,159	4.4006
13/11/2024	SAN	Purchase	AQEU	684,064	4.4196
			TOTAL	45,300,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 14 November 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 07/11/2024 and 13/11/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-07-nov-a-13-nov-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 14, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance